UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The registrant hereby incorporates all parts of this Report on Form 6-K by reference into Registration Statement No. 333-232887 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 1 November 2019	By	/ s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary

Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	9M19	9M18

	£m	£m
Net interest income	2,479	2,718
Non-interest income [1]	662	743
Total operating income	3,141	3,461
Operating expenses before credit impairment losses, provisions and charges	(1,868)	(1,912)
Credit impairment losses	(137)	(115)
Provisions for other liabilities and charges	(328)	(62)
Total operating impairment losses, provisions and charges	(465)	(177)
Profit before tax	808	1,372
Tax on profit	(232)	(359)
Profit after tax for the period	576	1,013

Summary of segmental balance sheet assets and liabilities	30.09.19	31.12.18
	£bn	£bn
Customer loans	201.9	199.6
Other assets	79.4	83.8
Total assets	281.3	283.4

Total customer deposits	170.7	167.3
Total wholesale funding	65.8	70.9
Other liabilities	28.5	29.2
Total liabilities	265.0	267.4
Shareholders’ equity	16.1	15.8
Non-controlling interests	0.2	0.2
Total liabilities and equity	281.3	283.4

Summarised consolidated capital	30.09.19	31.12.18
	£bn	£bn
Total qualifying regulatory capital	15.9	15.9
Risk-weighted assets (RWAs)	73.9	78.5
Total capital ratio	21.6%	20.3%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with our accounting policies described in our 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 11 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

◾

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

◾	This has been applied retrospectively, and consequently reduced the tax on profit by £34m for 9M18.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Disclaimer

Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 220 of the Santander UK plc 2018 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK plc is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK plc’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK plc.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.